Exhibit 99.1

Navios Maritime Acquisition Corporation Announces Acquisition of

Five MR2 Product Tankers and Options for Two Additional MR2

Product Tankers

PIRAEUS, Greece, April 3, 2013 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), an owner and operator of tanker vessels, announced today that it agreed to acquire five MR2 product tankers for an aggregate purchase price of approximately $143.8 million.

•	Two of the vessels are 2007-built MR2 product tankers of about 51,000 dwt each with expected delivery in June 2013. The purchase price for each vessel is approximately $23.2 million.

•	One of the vessels is a newbuilding MR2 Eco Type product tanker of 50,000 dwt for approximately $34.3 million. The vessel is expected to be delivered in Q3 2013.

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Two of the vessels are newbuilding MR2 Eco Type product tankers of 51,200 dwt each, with estimated deliveries in Q3 and Q4 2014, respectively. The purchase price for each vessel is approximately $31.5 million. Navios Acquisition has been granted the option to acquire two additional MR2 Eco Type product tankers.

Navios Acquisition is expected to finance the acquisitions with cash on its balance sheet and 60% bank debt consistent with its existing credit facilities.

Angeliki Frangou, Chairman and CEO commented, “We have been able to put the net proceeds of our recent equity raising to good work, by acquiring vessels that were available at favorable prices. We anticipate chartering these vessels out shortly and will update investors once we secure charters that we find attractive in the current market.”

Following the acquisition of the above vessels, Navios Acquisition has contracted 86.1% and 50.4% of its available days on a charter-out basis for 2013 and 2014, respectively.

The average charter-out period of Navios Acquisition’s fleet is 2.8 years.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, competitive factors in the market in which Navios Acquisition operates; Navios Acquisition’s ability to maintain or develop new and existing customer relationships, including its ability to enter into charters for its vessels; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com